Exhibit 23-a
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated November 18, 2009, relating to the consolidated financial statements and consolidated financial statement schedule of Rockwell Automation, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for uncertain income tax positions and the change in accounting for Rockwell Automation, Inc.’s defined benefit pension and other postretirement benefit plans) and the effectiveness of Rockwell Automation Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Rockwell Automation, Inc. for the year ended September 30, 2009.
/s/ DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
March 26, 2010